Exhibit 99.1

Brera Holdings Issues Letter to Shareholders

Comments on 13D Filing by RBCH Demanding Extraordinary General Meeting

Rejects False and Misleading Claims of RBCH, Viktor Fischer and Jakub Havrlant

Remains Focused on Shareholder Value Creation

DUBLIN, IRELAND -- May 28, 2026 (GLOBE NEWSWIRE) -- Brera Holdings PLC (Nasdaq: SLMT), (the “Company” or “Solmate”), today issued the following letter to shareholders in response to a Schedule 13D/A filing by RBCH Ltd (“RBCH”), Viktor Fischer and Jakub Havrlant disclosing that RBCH is requesting an extraordinary general meeting to remove and replace the entire Solmate Board. RBCH is affiliated with Viktor Fischer, a disgruntled former Board member of Solmate apparently spurned by the Board’s business judgment not to purchase his failing business RockawayX.

Dear Fellow Shareholders,

Brera Holdings PLC (Nasdaq: SLMT), (the “Company” or “Solmate”) and its Board of Directors (the “Board”) remain focused on executing its Solmate Infrastructure strategy, evaluating acquisition and partnership opportunities, advancing the interests of the Company and all of its shareholders, while protecting the Company and its shareholders from opportunistic investors seeking to take control of the Company for their own financial gain. The Board believes shareholders should understand the facts and implications surrounding RBCH’s attempt to remove and replace the entire Board.

On May 26, 2026, RBCH sent a letter to the Company demanding the Company call a general meeting (the “Requisition Notice”) to replace all five of the Company’s directors and to replace those directors with Viktor Fischer, who has not acted in the best interests of shareholders, along with RBCH’s two hand-picked nominees, that were selected to do its bidding.

As an initial matter, the Board unequivocally rejects RBCH’s transparent and improper attempt to wrest control of the Company and will not tolerate disruptive, coercive, or self-interested tactics by opportunistic investors seeking to advance their own agenda at the expense of the Company and its shareholders. The Company is reviewing the Requisition Notice to assess whether it complies with the Company’s Constitution and Irish law, including whether RBCH has the requisite ownership of the Company’s paid-up voting share capital.

The Board believes that RBCH’s Requisition Notice is merely the latest misguided effort of a disgruntled former Solmate Board member, Viktor Fischer, to attempt to create leverage against the Company for his own financial gain. Indeed, RBCH is affiliated with Viktor Fischer the CEO of RockwayX, and RBCH’s Requisition Notice follows the Board’s refusal to proceed with a proposed acquisition of RockawayX. This decision by the Board to put its shareholders’ collective best interest ahead of Mr. Fischer’s, apparently incensed Mr. Fischer. However, the Board thoroughly and diligently evaluated Mr. Fischer’s proposal to sell RockawayX to Solmate, conducted diligence, and ultimately determined not to proceed based on serious misgivings concerning RockawayX’s representations about its financial performance. Specifically, the Company’s diligence identified material inconsistencies and omissions in the information provided to the Company regarding RockawayX’s business, financial condition, and expected operating performance.

Based on these facts, the Board concluded that the financial premise underlying the proposed transaction was materially different from the premise presented to the Company and that the proposed transaction was no longer in the best interests of the Company and its shareholders. Given these apparent misrepresentations, the Company is assessing all potential claims and remedies arising from the inconsistent information provided by RockawayX in connection with the proposed transaction, including claims based on materially inconsistent, incomplete, or misleading financial information and other representations provided to the Company during the transaction process.

In short, the Board did what shareholders should expect an independent board to do. It evaluated the proposed transaction. It tested the facts and asked hard questions. And when the record no longer supported the transaction, the Board refused to proceed.

Understood in proper context, the Requisition Notice is a retaliatory attack on Solmate’s Board for performing its fiduciary duties. It is clear to the Board that RBCH’s objective is not long-term value creation. Instead, RBCH and Mr. Fischer desire to control the Company’s balance sheet and strategic direction without offering shareholders a premium or presenting a coherent long-term value creation plan. Setting aside these substantive concerns, the Board also has gating questions regarding RBCH’s compliance with its obligations under the Securities Exchange Act of 1934, particularly with respect to the number of shares that it reports as beneficially owned on its Schedule 13D.

In addition, Mr. Fischer has shown through his actions that he does not care about enhancing value for all shareholders, but only cares about his personal interests. While he was a director of Solmate he voted against the reverse stock split, which was critical to the Company’s Nasdaq compliance obligations. Moreover, he attempted to sell RockawayX to the Company for an inflated valuation and even after the Company pointed that out to him he wanted to proceed with the transaction, which would have resulted in significant dilution to the shareholders.

The Board remains unwavering in its commitment to act in the best interests of all shareholders and will continue to aggressively pursue opportunities to maximize shareholder value through disciplined governance, rigorous oversight, and responsible stewardship of the Company’s assets and strategic direction.

The Board will continue to evaluate all opportunities through a rigorous and independent process, reject transactions that fail to deliver compelling value or withstand careful scrutiny, and firmly oppose any attempt by a shareholder to seize control of Solmate without paying a full and fair control premium or presenting a credible, executable strategy for sustainable long-term value creation.

We appreciate the continued confidence and support of our shareholders and look forward to providing further updates as the Company advances its strategic priorities and continues executing on initiatives designed to enhance long-term shareholder value.

We encourage you to contact us at Solmate@icrinc.com so that we can address all shareholder questions regarding the contents of this press release and the Company’s ongoing initiatives to create shareholder value. The Board remains committed to transparency, shareholder engagement, and open communication with its shareholders.

Sincerely,

The Board of Directors

/s/ Ron Sade

/s/ Alyazi Almheiri

/s/ Erez Simha

/s/ Tariq Salem Ebraheem Alsaman Alnuaimi

/s/ Keren Maimon

Advisors

Paul Hastings LLP is serving as legal counsel to the Company.

About Brera Holdings PLC

Brera Holdings PLC (d/b/a Solmate Infrastructure) is a Solana-focused crypto infrastructure company focused on building institutional-grade Solana staking, validation and treasury infrastructure, with a strategic foothold in Abu Dhabi.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Among other things, the business outlook from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. Actual results may differ materially from those indicated by these forward-looking statements. Forward-looking statements speak only as of the date of this press release. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Investor Relations Contact

John Ragozzino Jr., CFA

ICR Inc.

Solmate@icrinc.com

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